
June 14, 2022

Julie C. Albrecht
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, South Carolina 29550

      Re: Sonoco Products Company
          Form 10-K for the Year Ended December 31, 2021
          Filed February 28, 2022
          File No. 001-11261

Dear Ms. Albrecht:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing